UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KOSS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-3295	39-1168275
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4129 North Port Washington Avenue, Milwaukee, Wisconsin	53212
(Address of principal executive offices)	(Zip Code)

Kim M. Schulte

Chief Financial Officer and Principal Accounting Officer

414-964-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

_X_  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

___  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

Section 1 - Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

This Form SD of Koss Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period from January 1, 2025 to December 31, 2025. The Rule imposes certain reporting obligations on Securities and Exchange Commission registrants for which conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant. Conflict minerals are defined as cassiterite, columbite-tantalite (coltan), wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

As required by the Rule, the Company undertook an analysis of the products it manufactures or contracts to manufacture to determine if any of the conflict minerals were necessary to the products’ functionality or production. The Company concluded that certain products it contracts to manufacture contain one or more of the conflict minerals. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company identified each supplier of the material containing a conflict mineral and requested it complete the RMI Conflict Minerals Reporting Template Revision 6.1 (“CMRT”) in support of certification that the conflict minerals in those materials did not originate in a Covered Country.  The CMRT is published by the Responsible Minerals Initiative (“RMI”), one of the programs of the Responsible Business Alliance.  The CMRT includes questions regarding a supplier’s conflict-free policy, engagement with its direct upstream suppliers, and a listing of the smelters the supplier and its upstream suppliers use.

We conducted our due diligence by requesting that our suppliers provide information regarding the presence and sourcing of conflict minerals by completing the CMRT. While we received responses from eight suppliers, one supplier did not respond. As a result, we were unable to determine the country of origin of all necessary conflict minerals contained in two components of one of our products. Based on the responses from the suppliers, one reported that no 3TG is used in their product and two reported that the smelters in their supply chain source the 3TG from the Covered Countries. The other five suppliers reported that the smelters in their supply chain do not source the 3TG from the Covered Countries. There were twenty-four different smelters or refiners identified as the origin of 3TG materials used in our products. Of those, twenty-two were found to be “conformant” to the Responsible Minerals Assurance Process (“RMAP”), as published by the RMI, which means that the smelter has successfully passed an audit by the RMAP process. Of those conformant,  three smelters have a “re-audit in process” and RMI considered those smelters as conformant to the standards set forth within the RMAP audit protocol.  We cannot be certain of the origin of the Conflict Minerals used by two smelters or entities, as they are not listed as  a RMAP-conformant smelter. Also, one supplier obtained its material from recycled or scrap sources. Finally, one additional supplier has provided a very small amount of material which was deemed necessary to the production and functionality of one product. The sourcing of any 3TG within this material is indeterminable as the material was purchased from a supplier that used obsolete parts for which a country of origin cannot be determined. Such material comprises significantly less than 1% of the material cost for such product.

This information is publicly available on the Company’s website at www.koss.com/support/supply-chain under "Conflict Minerals Disclosure and Report".

Item 1.02 Exhibit

None

Section 2 - Exhibits

Item 2.01

Not applicable.

Section 3 - Exhibits

Item 3.01

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOSS CORPORATION

By:  /s/  Kim M. Schulte                                                                Date:  May 8, 2026

Kim M. Schulte

Chief Financial Officer

Principal Accounting Officer